Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form F-3 of our report dated April 19, 2017, relating to the consolidated financial statements of Fanhua Inc., its subsidiaries and variable interest entities (the “Group”) and the financial statement schedule of Fanhua Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the translation of Renminbi amounts into United States dollars amounts for the convenience of the readers in the United States of America), appearing in the Annual Report on Form 20-F of Fanhua Inc. for the year ended December 31, 2016, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte Touche Tohmatsu

Hong Kong
May 12, 2017